IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD STRENGTHENS BALANCE SHEET WITH EFFECTIVE DEFERRAL OF Q2 2024 GOLD PREPAY OBLIGATIONS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, April 4, 2024 – IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("**IAMGOLD**" or the "**Company**") announced today that it has entered into a forward gold sale arrangement ("**2025 Q2 Prepay Arrangement**") and a partial amendment to one of its existing gold prepay arrangements ("**Q2 Deferral Prepay Arrangement**", together the "**Arrangements**"). The net result of these Arrangements is the effective transition of current gold delivery obligations totaling 37,500 ounces out of the second quarter of 2024 into the same period in the following year, increasing cashflow in Q2 2024 by approximately $73.6 million assuming current gold prices.

"The deferral of the prior prepay arrangement for gold deliveries out of the second quarter provides additional liquidity during a period when our Côté Gold mine is taking its first steps toward commercial production, following a successful start of production and commissioning of all major equipment," said Renaud Adams, President and CEO of IAMGOLD. "In the current strong gold price environment, we saw an opportunity to further strengthen our balance sheet against other risks, including potential further delays in the closing of the two remaining transactions for the West Africa exploration assets, which are still expected to close this year. Initial ramp up activities at Côté Gold are progressing well, with a high degree of confidence in achieving commercial production in the third quarter towards our goal of Côté operations reaching 90% throughput exiting 2024."

Maarten Theunissen, Chief Financial Officer of IAMGOLD commented: "The deferral arrangement allows us sell 6,250 ounces in the current gold price environment by deferring the physical delivery into the arrangement to the second quarter of 2025. The prepay allows us to realize value on the sale of 31,250 gold ounces at a floor price of $2,100 per ounce while maintaining upside exposure on these ounces up to a gold price of $2,925 per ounce. Further, the arrangements were very competitive on a cost of capital basis versus drawing on the credit facility during the ongoing pre-commercial ramp up of operations at Côté."

Under the 2025 Q2 Prepay Arrangement, the Company will receive a prepayment amount of $59.4 million during Q2 2024 in exchange for delivering 31,250 ounces in the second quarter of 2025. The Q2 Deferral Prepay Arrangement allows for the deferral of 6,250 ounces that were previously scheduled for delivery in Q2 2024, under the existing gold prepay arrangements entered into in 2022 (the "**2022 Prepay Arrangements**"), to now be delivered in Q2 2025. This deferral allows for the Company to sell the equivalent ounces in Q2 2024 which equates to approximately $14.2 million at current spot prices. The combined Arrangements effectively transition the cashflow impact of the prior obligation, as defined in the 2022 Prepay Arrangements, to deliver 37,500 ounces in the second quarter 2024 to the second quarter of 2025. The Arrangements are supported by the Company's syndicate of banks under its revolving credit facility.

Key terms of the 2025 Q2 Prepay Arrangement are as follows:

- Funding of $59.4 million is provided to IAMGOLD at an effective gold price of $1,900 per ounce (net of financing costs) and paid equally in three monthly increments in the second quarter of 2024 for physical delivery of 31,250 ounces of gold over the period of April 2025 to June 2025.
- The arrangement has a collar range of $2,100 to $2,925 and IAMGOLD will receive a cash payment based on the market price, if it is within the collar range in the month of delivery.
- Delivery can be made from the production of gold from any of IAMGOLD's operating mines.

Key terms of the Q2 Deferral Prepay Arrangement are as follows:

- Deferral of the delivery of 6,250 ounces from Q2 2024 under the 2022 Prepay Arrangements to Q2 2025. The ounces that are deferred were previously funded at a forward price of $1,753 per ounce.

- The Company will make a cash payment of $0.6 million in total at the time of delivery in Q2 2025 in consideration for the deferral.
- Delivery can be made from the production of gold from any of IAMGOLD's operating mines.

As background, during 2021, the Company entered the 2022 Prepay Arrangements in respect of 150,000 gold ounces. These arrangements had an average forward contract pre-funded price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on the remaining 100,000 gold ounces. The Company received $236.0 million in 2022 and was to physically deliver the 150,000 ounces in equal monthly increments of 12,500 ounces (37,500 ounces quarterly) over the course of 2024. On December 18, 2023, IAMGOLD announced similar gold prepay arrangements to defer the gold deliveries due in the first quarter of 2024 into the first quarter of 2025.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, without limitation, statements with respect to: payments, gold production, delivery amounts and dates underlying the Arrangements and 2022 Prepay Arrangements; the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction and commence operations of the Côté Gold project; the scale, updated life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Côté Gold project; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects the future price of gold and other commodities; foreign exchange rates and currency fluctuations; impairment assessments and assets carrying values estimates.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk assets; the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the ongoing impacts of COVID-19 (and its variants) on the Company and its workforce; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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